May 22, 2006

Securities and Exchange Commission

Division of Corporation Finance

Attention: Derek Swanson

Washington, D.C. 20549

Re:  iBroadband, Inc.

Form 10-SB

Filed April 19, 2006

File No. 0-51918

Dear Mr. Derek Swanson;

In response to your comments regarding the 10-SB filed by iBroadband, Inc. on April 19, 2006 we have made the following corrections and responses where required:

Form 10-SB

General

1.

The incorrect statement under “Further Information” page 10 has been changed and now reads:

We have filed this registration statement with the U.S. Securities and Exchange Commission. Upon completion of this registration statement, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission).

We also confirm that neither the Company nor any person working on its behalf have promoted the Company as a public company at any time.  iBroadband, Inc. has begun filing periodic and annual statements in preparation for the filing of form 15c211 with the NASD.  We have been advised form 15c211 requires all reports to be current with the filing of the form.  We feel it is in the best interest of the company at this time to keep all reports current.

2.

Form 10-SB has been updated to include unaudited financial statements for the period ending March 31, 2006.  In addition the remainder of the document has been updated and redlined including MD&A on page 12 of Form 10-SB.

Item 1 Description of Business, Page 1

The Company Page 1

3.

We have revised the third paragraph on page 2 and omitted the 150 square mile area.  The paragraph now reads:

IBT’s broadband services work by connecting our customers to the internet wirelessly. Operating in unlicensed frequencies in our identified markets, we first build a point of presence, or POP, which not only connects to the "backbone" of the Internet but also broadcasts the Internet to our hub sites.  It is these hub sites which form the core distribution network for the city.  Hub sites are usually located on towers or rooftops, 150 to 300 feet high from which we can wirelessly link office buildings. The hub sites are selected for their line-of-sight capability to deliver wireless signals to other office buildings and prospective commercial customers within the network utilizing the exempt 900mhz, 2.4ghz, and 5ghz bands.  The network is built with radio transceivers and antennas.  A cable then connects a building’s antenna to its tenants, and they simply plug their computers into an Ethernet port to have a constant high speed connection to the Internet.

4.

The following sentence has been added under Description of Business:

Our services differ from WiMax.  WiMax is an enhanced technology that provides greater range and speed and does not necessarily require line of sight between the customer and the Company’s radio.

Risk Factors, Page 5

“Our Auditors Have Expressed Doubt About Our Ability to Continue as a Going Concern, Page 5.

5.

The following risk factor has been added on page 5:

Our Majority Shareholder and Lender, Raymond J. Nawara, Has a Security Interest in Our Assets

Although the loans totaling 1.9 million dollars from Mr. Nawara are not in default, they are demand obligations that he may call at any time.  If he does make a demand and we are unable to repay him, Mr. Nawara possesses a security interest in all of IBT’s assets, which he could acquire upon the default.

“If Our Security Measures Are Breached And Unauthorized Access Is Obtained….,” Page 5

6.

The mitigating language has been removed and the risk factor now reads:

If Our Security Measures Are Breached And Unauthorized Access Is Obtained To A Customer's Internal Network, Our Services May Be Perceived As Not Being Secure And We Could Lose Customers And Revenue

It is imperative that the data transfers of our customers be secure. Important to our ability to attract and retain customers is our network security and the authentication of the end user's credentials. These measures are designed to protect against unauthorized access to our customers' networks. Because techniques used to obtain unauthorized access or to sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures against unauthorized access or sabotage. If an actual or perceived breach of network security occurs, regardless of whether the breach is attributable to our services, the market perception of the effectiveness of our security measures could be harmed.

Our Customer Contracts May B Terminated At Will, Page 9

7.

This risk has been deleted from form 10-SB.

Further Information, Page 10

8.

The current address of the SEC has been updated in Further Information and reads as follows:

Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

9.

The website www.ibroadband.com is not the company’s website.  The Company’s website is www.t-speed.com.  The website has been added under Further Information.

Item 2 Management’s Discussion and Analysis and Results of Operations, Page 10

Material Trends and Events, Page 11

10.

  On page 11 Material Trends and Events the following paragraph has been added at the end of this section:

As noted by our auditor’s opinion above, the Company is in default of covenants and repayment schedules with most creditors.  The Company’s material capital commitments for the year 2006 and beyond include, among other things, (as of March 31, 2006) $493,580 in Accounts Payable, $1,068,136 in Accrued Liabilities, $1,963,367 in loans outstanding to the majority shareholder, and $453,799 in loans to others.  Additionally, based upon our net loss in the amount of ($407,230) for the six months ended March 31, 2006, and assuming a continuation of that amount of loss over the next 12 months, the Company’s capital commitments to fund net losses in the next 12 months alone is estimated at $815,000.  Beyond that, the Company’s material capital commitments would include approximately $815,000 annually to fund future operating losses, assuming no change occurs in the Company’s operating performance to date.  Additionally, the Company would require additional capital of an indeterminable amount in the next 12 months and beyond in order to implement its acquisition and consolidation strategy.

Financial Statements – Revenues, Page 11

11.

  The following paragraph has been added on page 11 in Material Trends and Events, Revenues, last paragraph:

The Company’s customer mix consists of retail and business office clients with the majority, or 89%, in small to medium size business offices. Total active customers were 270, 243, and 227 on the last day of the periods ending December 31, 2003, December 31, 2004 and September 30, 2005 respectively.

Other Expenses, Page 12

12.

  Persons to whom stock options and warrants were granted in 2003 and 2004 fiscal years:

Year 2003:  The Good Companies and Raymond Nawara.

Year 2004:  None.

Item 4 Security Ownership of Certain Beneficial Owners and Management, Page 13

13.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 13 Mr. Nawara’s beneficial ownership tabular is as follows:

Title of Class	Name and Address	Amount & Nature of Beneficial Ownership	Percentage of Class
Common shares	Raymond J. Nawara (1) 14286 Gillis Rd Farmers Branch, TX 75244	1,250,000 Directly	6.36%
Common Shares	Uptown Capital Group (3) Raymond J. Nawara	11,916,995 Indirectly	60.68%
Common Shares	Nawara Family Trust (3) Raymond J. Nawara	3,000,000 Indirectly	15.28%
Common Shares	Andrea Nawara (3) Raymond J. Nawara	143,960 Indirectly	.73%

(1) Raymond J. Nawara owns the majority of the outstanding shares of Uptown Capital Group, Inc. and controls that company.

(2) Andrea Nawara, wife of Raymond J. Nawara, is the trustee of the Nawara Family Trust and is solely responsible for the voting of securities owned by the trust.

(3)  The aggregate total of all Raymond J. Nawara owned shares are 16,310,955 common shares, representing 83.05% beneficial ownerhip.

(4)  No directors and officers other than Mr. Nawara own any shares of our common stock.

Item 5 Directors and Executive Officers, Promoters and Control Persons, Page 13

Executive Chairman of the Board, Raymond J. Nawara, Page 14

14.

  The entire biography of Mr. Nawara has been changed and now reads:

iBroadband Executive Chairman, Raymond Nawara, is a veteran of three decades in the computer/technology industry. He has served in his current position from September 2000 to the present.

From January 1991 to October 2003, he was Chairman and Chief Executive Officer of CrossAccess Corporation, a California based Software Company.  In October of 2003, he successfully arranged the sale of CrossAccess Corporation to IBM.

Prior to his involvement with CrossAccess, Mr. Nawara founded DBMS Inc. in January 1979  – a provider of mainframe software tools and services for IDMS, IMS and DB2 environments. Under his direction, DBMS grew from a single consulting assignment to more than a $25 million international software company.  In 1990, Mr. Nawara successfully negotiated the sale of DBMS Inc. to Computer Associates.

An active member of the community, Mr. Nawara presently resides on the board of directors for a Chicago inner city school, De La Salle Institute.  In addition to serving on several other boards, Mr. Nawara lectures at the Chief Executive Officers Club management courses.

General Counsel, Bruce Heidecke and Vice President, Marketing, Kimbeley Max, Page 16

15.

General Counsel Bruce Heidecke page 14, there are two clarifications that have been redlined for your review:  (a). title at CrossAccess was “Corporate Counsel” and not General Counsel.  (b).  while a partner in Heidecke & Heidecke, he was appointed as Special Assistant Attorney General, which is an outside counsel appointment, not as an employee of the office, but as an independent contractor performing services for the State on an hourly basis.  Ms. Max was General Counsel of CrossAccess Corporation through the years 1991-1997.

Item 6 Executive Compensation Page 16

Summary of Cash and Certain Other Compensation, Page 16

16.

The Summary Compensation Table has been changed to include the fiscal year end December 31, 2002, 2003, 2004 and the fiscal year end September 30, 2005.

Summary Compensation Table

Annual Compensation	Long-Term Compensation
	Awards	Payouts

Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Restricted stock award(s) ($)	Securities under- lying options/ SARs (#)	LTIP payouts ($)	All other compen- sation ($)
Jeffrey Poll Chief Operating Officer	2005 2004 2003 2002	$120,000 $120,000 $96,792 $120,000	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Matthew Hutchins President & CEO	2005 2004 2003 2002	$9,000 $12,001 $91,000 $138,000	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Nicholas Varel President	2005 2004 2003 2002	0 0 $39,232 $115,542	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

17.

Matthew Hutchins remains a full time employee and he has agreed to take a reduction in salary for budgetary reasons.

Director Compensation, Page 17

18.

The requested information regarding Mr. Nawara’s compensation has been added as follows:

Mr. Nawara’s compensation increased for the period ending September 30, 2005 from that of year end December 31, 2004, because during the period ending September 30, 2005 he devoted substantially more time and effort in the operation of the Company’s business.

Mr. Nawara has a Standard Arrangement to be compensated for his services as a director with a gross monthly salary of $5,000 plus the same health insurance benefits enjoyed by the Company’s employees.  There are no Other Arrangements with Mr. Nawara for his service as a director.

Item 7 Certain Relationships and Related Transactions, Page 17

19.

  The following has been added to Certain Relationships and Related Transactions:

From July 29, 2002 through September 30, 2005, a shareholder and director of IBT, Mr. Raymond J. Nawara, directly loaned IBT money and personally assumed other IBT debt in the total amount of $2,832,965.97 to fund current operations which, is included in the line of credit summarized on page F-14, Note 11.

The indebtedness includes Mr. Nawara’s (i) assumption on May 21, 2004 of an outstanding bank loan held by Park Cities Bank of Dallas, Texas with accrued interest in the aggregate amount of $1,018,925, which such assumption included, among other things, the transfer and assignment to Mr. Nawara of the banknote and security interest in IBT’s assets, and (ii) assumption on July 31, 2004 of $500,000 of IBT debt with accrued interest payable to the Ronn Bailey Living Trust.

Part II

Item 2 Legal Proceedings

20.

  A summarization of the underlying facts has been added to Legal Proceedings and read as follows:

On January 12, 2004, default judgment was entered against T-Speed Broadband Communications, Inc. in favor of Hutton Communications, Inc. in the amount of $69,088.03 plus legal fees in the amount of $30,000, plus interest at 5% until paid.  The plaintiff sued the Company to recover the cost of equipment sold to the Company in years 2000 and 2001 for which the Company did not pay. A default judgment was entered on plaintiff’s complaint.  T-Speed Broadband believes it can settle the judgment for a lesser amount when funds are available but there is no assurance that a favorable settlement can be reached.

Item 5 Indemnification of Directors and Officers, Page 18

21.

Item 5 Indemnification of Directors and Officers page 18, the appropriate undertaking regarding Item 512(e) has been added:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Consolidated Statement of Operations, Page F-4

22.

The typographical error in regards to interest expense for the period ending September 30, 2005 has been corrected.

Consolidated Statement of Operations (Unaudited), Page F-18

23.  The adjustment in December 2004 for deferred salaries and wages was recorded against previous accruals that allowed for the difference between actual salaries paid and salaries agreed upon for three Company officers, namely, Matt Hutchins, Jeff Poll, and Nicholas Varel. In December 2004, in order to reduce the future cash requirements of the Company, these officers agreed to forgive the accrued amounts. The adjustment affects amounts accrued in 2002 through September 2004. Below are the amounts previously accrued by the period shown:

                     Accrued during 2002                                     $75,924

                     Accrued during 2003                                     $81,704

                     Accrued January thru September 2004

                         At the rate of $14,001 per quarter              $42,003

                                                   Total Adjustment                     $199,631

Accordingly, all financial statements have been revised.

Form 10-KSB for the fiscal year ended September 30, 2005 and Form 10-QSB for the quarter ended December 31, 2005

24, 25 and 26.  Forms 10-KSB and 10-QSB are in the process of being revised and will be amended as soon as possible as per your comments.

In conclusion, iBroadband, Inc., is responsible for the adequacy and accuracy of the disclosure in the filing filed May 22, 2006 in Form 10-SB/A.  Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and iBroadband, Inc., understands that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signature: By: /s/ Matthew Hutchins

--------------------------------------

Title:  President/CEO

Date:  May 22, 2006